INTERNATIONAL COMMERCIAL TELEVISION INC.

COMMENT LETTER RESPONSES FOR FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Form 10-KSB for Fiscal Year Ended December 31, 2007

1. Framework Used By Management To Evaluate Internal Controls

Management used the framework based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  We have added discussion of this under item 8A of our 10-KSB for the year ended December 31, 2007.

2. Signatures

We have added “Principal Accounting Officer” and “Chairman of the Board” to Karl Redekopp’s and Kelvin Claney’s titles respectively on the signature blocks.   Our board at December 31, 2007 consisted on only two members, so Mr. Claney represents the majority of the board.